NEWS RELEASE

Kelso Technologies Inc.	February 26, 2025

Kelso Technologies Inc. 2025 Outlook and Strategic Initiatives

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc (TSX: KLS) today announced that its Board of Directors has approved the budget for fiscal year 2025. The company anticipates sales growth to be flat to slightly positive, in the range of 0% to 5%, compared to fiscal year 2024. For FY2024, the Company expects to report revenue of $10.7 million. A key focus for FY2025 will be maintaining cost discipline as the company prepares for the anticipated upswing in new tank car builds expected to begin starting 2026. This strategic approach will position the company to capitalize on the increased demand and maximize profitability.

"We are pleased to have reached a consensus on a budget that supports our strategic objectives for 2025," said Paul Cass, Lead Independent Director. "While we anticipate modest sales growth, we are confident in our ability to navigate the current economic environment, maintain cost discipline, and deliver value to our shareholders, particularly as we look ahead to the increased tank car build cycle."

As of early 2025, Kelso Technologies Inc is emerging from a challenging financial landscape, influenced by market dynamics and strategic initiatives in 2024. The new management team has focused on improving operational efficiency and reducing overhead costs and anticipate a positive impact on profitability for 2025. For FY2024, the Company intends to optimize its balance sheet by reassessing inventory levels and the carrying value of KXI. Consequently, Kelso anticipates a significant loss in FY2024 due to one-time expenses and write-offs.

Strategic Initiatives

Kelso is actively pursuing full Association of American Railroads (AAR) approval for its Bottom Outlet Valve (BOV) and Angle Valve (AV), both of which are well into their required service trial periods. This approval is expected to open new revenue streams, especially given the higher unit value of pressure car packages.

"2025 will be a re-building year for Kelso," says Frank Busch, CEO. "We have, and continue to hear, our shareholders' concerns and are acting upon fundamental business principles of increasing top-line revenue and reducing expenditures to maximize EBITDA."

Additionally, the company is undergoing a strategic reorganization to enhance financial stability without compromising production capabilities. This includes a comprehensive review of the KXI HD product line to unlock shareholder value.

Market Outlook

"The outlook for tank car deliveries has improved slightly from recent history" said Amanda Smith, EVP of Operations.  "After averaging just over 8,700 cars per year from 2021 to 2023, actual tank car deliveries for 2024 reached just over 10,000 cars and FTR projects a slight improvement to 10,325 in 2025.  This level of production represents a 15.8% increase over the 2021-2023 average and an opportunity for improved results."

Industry projections for 2026 and beyond show a positive trend, with anticipated growth to 13,000 units in 2027. Kelso's strategic focus on obtaining AAR approvals aligns with this projected market upturn, positioning the company to capitalize on future demand increases.

Liquidity and Capital Resources

Management's cost-cutting initiatives have yielded positive results, enabling the company to meet its vendor obligations promptly. In addition, Kelso has established a Texas Capital Bank line of credit with $250,000 available, further bolstering liquidity.

Conclusion

Kelso Technologies is striving for a profitable FY2025. Despite current market headwinds, the Company's strategic initiatives, including the pursuit of AAR approvals and financial restructuring, are designed to enhance performance in the coming years. The anticipated market recovery post-2025 provides a favorable backdrop for these efforts.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission-critical wilderness operations. All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers. Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation and indicate expectations or intentions. Forward-looking statements in this news release include that our new rail products will sell once AAR approvals are secured; that although the rail industry is very slightly improving there is still opportunity for Kelso to grow its revenues; and that the Company is improving efficiency while reducing operational costs as part of a strategic initiative. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that current rail industry risks including high interest rates, inflation and supply chain issues may last longer than expected delaying business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product; that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars; capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's market share; that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

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For further information, please contact:

Frank Busch Chief Executive Officer Email: busch@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: sameer@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

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